UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934
*

GLOBAL POWER EQUIPMENT GROUP,INC.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
37941P108
(CUSIP Number)
December 31, 2006
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

	Rule 13d-1(b)

X	Rule 13d-1(c)

	Rule 13d-1(d)
__________________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

PPM America Capital Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP?

(a)
(b) X

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5	SOLE VOTING POWER

-0-

6	SHARED VOTING POWER

4,299,222

7	SOLE DISPOSITIVE POWER

-0-

8	SHARED DISPOSITIVE POWER

4,299,222

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,299,222

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES*
	Not Applicable.

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.12%

12	TYPE OF REPORTING PERSON*

OO

1	NAMES OF REPORTING PERSONS
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

PPM America Private Equity Fund LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP?

(a)
(b) X

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5	SOLE VOTING POWER

-0-

6	SHARED VOTING POWER

4,299,222

7	SOLE DISPOSITIVE POWER

-0-

8	SHARED DISPOSITIVE POWER

4,299,222

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,299,222

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
	CERTAIN SHARES*

	Not Applicable.

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.12%

12	TYPE OF REPORTING PERSON*

OO

Item 1(a)	Name of Issuer:
Global Power Equipment Group, Inc.

Item 1(b)	Address of Issuer's Principal Executive Offices:
6120 South Yale, Suite 1480
Tulsa, OK 74136

Item 2(a)	Name of Person Filing:
1.  PPM America Capital Partners, LLC. ("PPM CP")

2.  PPM America Private Equity Fund LP ("Fund")

All of the securities covered by this report are owned directly by the Fund. The reported securities may be deemed to be owned directly by PPM CP, the general partner of the Fund. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that PPM CP is the beneficial owner of any of the securities covered by this statement.

Item 2(b)	Address of Principal Business Office or, if none, Residence:
Address for both filers:  225 West Wacker Drive, Suite 1200 Chicago, IL 60606

Item 2(c)	Citizenship:
Citizenship for both filers:  Delaware

Item 2(d)	Title of Class of Securities:
Common Stock, par value $.01 per share.

Item 2(e)	CUSIP No.:
37941P108

Item 3	If this statement is file pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

Not Applicable.

Item 4	Ownership (at December 31, 2006):

(a) Amount beneficially owned:  4,299,222

(b) Percent of class:  9.12%

(c)  Number of shares as to which the person has:

	(i)    Sole power to vote or direct to vote:  -0-

(ii) Shared power to vote or to direct the vote:  4,299,222

(iii) Sole power to dispose or to direct the disposition of:  -0-

	(iv)  Shared power to dispose or to direct the disposition of:  4,299,222

Item 5	Ownership of Five Percent or Less of a Class:
Not Applicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:
Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired
the Security Being Reported on By the Parent Holding Company:
Not Applicable.

Item 8	Identification and Classification of Members of the Group:
Not Applicable.

Item 9	Notice of Dissolution of Group:
Not Applicable.

Item 10	Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
*     *     *     *


SIGNATURE
		After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 1, 2007
REPORTING PERSON


PPM America Capital Partners, LLC
By: _____________________________
       Name:  Bruce Gorchow
       Title:    President

PPM America Private Equity Fund LP
  By:  PPM America Capital Partners, LLC
          as general partner.
By: ____________________________
       Name:  Bruce Gorchow
       Title:    President













Exhibit A
AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G
In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree as follows:

(i)	Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them;

(ii)	Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate; and

(iii)	Each of them agree to the attachment of a copy of this Agreement
Regarding Joint Filing to such filing

Date:  February 1, 2007

REPORTING PERSON


PPM America Capital Partners, LLC
By: _____________________________
       Name:  Bruce Gorchow
       Title:    President

PPM America Private Equity Fund LP
  By:  PPM America Capital Partners, LLC
          as general partner.
By: ____________________________
       Name:  Bruce Gorchow
       Title:    President